UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*(1)

MagStar Technologies, Inc.

(Name of Issuer)

Common Stock, $.1875 par value

(Title of Class of Securities)

559774 10 4

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559774 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael J. Tate

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 925,430

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 925,430

	8.	Shared Dispositive Power 0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
925,430 SHARES (Includes 125,000 shares of Series A Convertible Preferred Stock which is convertible into 125,000 shares of common stock and options to purchase 121,058 shares of common stock which vest within 60days.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer MagStar Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 410 - 11th Avenue South, Hopkins, MN 55343

Item 2.
	(a)	Name of Person Filing Michael J. Tate
	(b)	Address of Principal Business Office or, if none, Residence 410 - 11th Avenue South, Hopkins, MN 55343
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock, $.1875 par value
	(e)	CUSIP Number 559774 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

925,430 (Includes 125,000 shares of Series A Convertible Preferred Stock which is convertible into 125,000 shares of common stock and options to purchase 121,058 shares of common stock which vest within 60days.)

(b) Percent of class: 9.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 925,430
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 925,430
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
(a) Not applicable.
(b) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date
/s/ Michael J. Tate
Signature
MICHAEL J. TATE
Name/Title